FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Announces Management Changes
BEIJING, April 2, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced the resignation as President and Chief Executive Officer of co-founder and director Mr. Qindai Wang. Mr. Wang will continue as a director of the Company and Chairman of the Board.
Concurrently, the Company is pleased to announce the appointment of Dr. Songzuo Xiang as Chief Executive Officer. Dr. Xiang has been a member of the Board since July 2000 and will work with Mr. Wang to ensure a smooth transition of management.
Dr. Xiang, commenting on the changes, stated, “On behalf of the Board and the company, I would like to express our appreciation to Mr. Qindai Wang for his significant contribution to the Company’s growth and success in the past seven years. I am pleased that he will continue to help the Company as we transition to new management, and we look forward to benefiting from his extensive experience with our business and our industry. We wish him the best success in his future endeavors.”
About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music Group.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the ability of the company to avoid disruptions to its business caused by changes in management; the ability of the company to recruit and retain suitable management members; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: April 3, 2009